December 27, 2022

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F. Street, N.E. Washington, D.C. 20549 Attn: Joshua Gorsky	By EDGAR

Re:	Panbela Therapeutics, Inc. Registration Statement on Form S-1 Filed December 16, 2022 File No. 333-268854

Dear Mr. Gorsky:

On behalf of Panbela Therapeutics, Inc. (the “Company”), I am pleased to submit this response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced Registration Statement on Form S-1 filed with the Commission by the Company on December 16, 2022 (the “Filing”). The responses herein should be read in conjunction with the accompanying Amendment No. 1 to Registration Statement on Form S-1 (the “Revised Filing” and, collectively with the Filing, the “Registration Statement”).

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company. For convenience, the Staff’s comment is provided as set forth in the letter dated December 21, 2022, followed by the registrant’s response.

Registration Statement on Form S-1, filed December 16, 2022

Cover Page

1.

On the cover page, please disclose the date that the best efforts offering will end and any arrangements to place the funds in an escrow, trust, or similar account. If you have not made such arrangements, state this fact and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K for guidance.

Response: The cover page to the prospectus contained in Registration Statement (the “Prospectus”) has been revised to disclose our expectation for the date the offering will end and, given the relatively short duration, that there are no arrangements to place the funds in an escrow, trust, or similar account.

2.

Please revise to clarify, if true, that the "assumed" combined offering price represents the most recent sales price for your common stock, as reported by the Nasdaq Capital Market, and as adjusted to reflect the 1:40 reverse stock split that you intend to effect prior to the offering. With reference to your disclosure in the second paragraph of page 69, please also revise your cover page disclosure to explain how the actual combined offering price will be determined. Refer to Instruction 2 of Item 501(b)(3) of Regulation S-K for guidance. Also, if the combined offering price will be at a discount to the assumed price, then please revise to clarify this point.

Response: The Prospectus has been revised to state more clearly and in additional places that the assumed combined offering price does represent the most recent sales price for our common stock, as reported by the Nasdaq Capital Market, as adjusted to reflect the 1-for-40 reverse stock split that will be effected prior to the offering. The cover page of the Prospectus also contains additional description of the means of determining the actual combined offering price and that it may be at a discount.

Securities and Exchange Commission

December 27, 2022

Please contact us if we can further assist your review of the filings.

Very truly yours,

PANBELA THERAPEUTICS, INC.

By:	/s/ Jennifer K. Simpson
Jennifer K. Simpson
Chief Executive Officer

cc:	Susan Horvath, Chief Financial Officer W. Morgan Burns, Faegre Drinker Biddle & Reath LLP Joshua L. Colburn, Faegre Drinker Biddle & Reath LLP W. Jason Deppen, Faegre Drinker Biddle & Reath LLP